Fact Sheet for Term Sheet No. 1928ZZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: January 28, 2014
Autocallable Securities Linked to the Performance of the Mexican Peso Relative to the Japanese Yen due February 18, 2015
Automatic call if the Currency Performance is greater than or equal to zero on any Observation Date, full downside exposure if the Currency Performance for the last Observation Date is less than -10.00%

General

The securities are designed for investors who seek a return linked to the performance of the Mexican peso (the "**Underlying Currency**") relative to the Japanese yen (the "**Reference Currency**"). The securities will be automatically called and will pay a premium if the Currency Performance, calculated as set forth below, is greater than or equal to zero (meaning that the Mexican peso strengthens or remains unchanged relative to the Japanese yen) on any Observation Date. If the securities are not automatically called and the Currency Performance for the last Observation Date (calculated in reference to the Averaging Dates as set forth below) is less than zero (meaning that the Mexican peso weakens relative to the Japanese yen), but is greater than or equal to -10.00%, investors will receive $1,000 per $1,000 Face Amount of securities. However, if the securities are not automatically called and the Currency Performance for the last Observation Date is less than -10.00%, investors will lose 1.00% of their initial investment for every 1.00% of the negative Currency Performance. Investors should be willing to lose a significant portion or all of their initial investment in the securities if the securities are not automatically called and the Mexican peso weakens relative to the Japanese yen such that the Currency Performance for the last Observation Date is less than -10.00%. The securities do not pay any coupons. *Any payment upon an automatic call of the securities or at maturity is subject to the credit of the Issuer.*

Note Characteristics

- Opportunity to receive the Call Premium if the Currency Performance is greater than or equal to zero on any Observation Date
- Contingent protection if the Currency Performance is not less than -10.00% for the last Observation Date
- If the Currency Performance for the last Observation Date is less than -10.00%, full exposure to the negative Currency Performance

Risk Considerations

- Appreciation potential limited to the Face Amount plus the Call Premium regardless of the Currency Performance.
- Potential early exit as a result of the Automatic Call feature.
- You will lose a significant portion or all of your investment if the securities are not automatically called and the Currency Performance is less than -10.00%.
- Any payment on the securities is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last three pages of this fact sheet.

Hypothetical Return at Maturity

First Observation Date: Is Currency Performance ≥ 0.00%
Yes, Investor receives Face Amount plus Call Premium
$1,036.50 on the first Call Settlement Date
No
Second Observation Date: Is Currency Performance ≥ 0.00%
Yes, Investor receives Face Amount plus Call Premium
$1,073.00 on the second Call Settlement Date
No
Third Observation Date: Is Currency Performance ≥ 0.00%
Yes, Investor receives Face Amount plus Call Premium
$1,109.50 on the third Call Settlement Date
No
Fourth Observation Date: Is Currency Performance ≥ 0.00%
Yes, Investor receives Face Amount plus Call Premium
$1,146.00 on the fourth Call Settlement Date
No
See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP: 25152RHF3
Issuer: ....Deutsche Bank AG, London Branch
Maturity/Tenor: ....Approximately 12 months
Face Amount: ....$1,000 per security
Underlying Currency: ....Mexican peso (MXN)
Reference Currency: ....Japanese yen (JPY)
Automatic Call: ....If the Currency Performance on any Observation Date is greater than or equal to zero, the securities will be automatically called on the corresponding Call Settlement Date for a cash payment per $1,000 Face Amount of securities equal to $1,000 *plus* $1,000 multiplied by the Call Premium for the relevant Observation Date.

Observation Dates	Expected Call Settlement Dates	Call Premium
April 30, 2014	May 5, 2014	3.65%
July 31, 2014	August 5, 2014	7.30%
October 31, 2014	November 5, 2014	10.95%
February 12, 2015 (final Averaging Date)	February 18, 2015 (Maturity Date)	14.60%

Call Settlement Dates: .....The third business day following the relevant Observation Date.
Payment at Maturity: ....If the securities are not automatically called, the Payment at Maturity per $1,000 Face Amount of securities will be:

- If the Currency Performance for the last Observation Date is greater than or equal to -10.00%: $1,000
- If the Currency Performance for the last Observation Date is less than -10.00%: $1,000 + ($1,000 x Currency Performance)

In no event will the Payment at Maturity be less than zero. If the securities are not called and the Currency Performance for the last Observation Date is less than -10.00%, you will be fully exposed to the negative Currency Performance and will lose 1.00% of your initial investment for every 1.00% the Currency Performance is negative. Therefore, you will lose a significant portion or all of your investment at maturity. ***Because the Currency Performance is calculated by dividing the difference between the Final Rate and the Initial Rate by the Final Rate, you will lose all of your investment if the Final Rate is equal to or less than 50.00% of the Initial Rate.***

Currency Performance:.....

$$\frac{\text{Final Rate} - \text{Initial Rate}}{\text{Final Rate}}$$

Spot Rate:.........................On the relevant date of calculation, the Spot Rate for the Mexican peso against the Japanese yen will be the MXN/JPY reference rate, expressed as a number of Japanese yen per one Mexican peso, which is equal to:

$$\frac{\text{USD/JPY Spot Rate}}{\text{USD/MXN Spot Rate}}$$

A higher Spot Rate indicates a strengthening of the Mexican peso against the Japanese yen, while a lower Spot Rate indicates a weakening of the Mexican peso against the Japanese yen. **If the USD/JPY Spot Rate or the USD/MXN Spot Rate is unavailable (or is published in error), the calculation agent may postpone the relevant Observation Date and/or Averaging Dates and determine the Spot Rate in good faith and in a commercially reasonable manner as described under "Description of Securities — Adjustments to Valuation Dates and Payment Dates" in the accompanying product supplement.**

USD/JPY Spot Rate:.........The USD/JPY Spot Rate is the U.S. dollar/JPY mid-spot rate at approximately 4:00 p.m. London time, expressed as units of Japanese yen per one U.S. dollar, for settlement in two business days, reported by the W.M. Company which appears on the Reuters Page "WMRSPOT12" (or any successor page) on the relevant date of calculation.

USD/MXN Spot Rate:........The USD/MXN Spot Rate is the USD/MXN mid-spot rate, at approximately 4:00 p.m. London time, for the Mexican peso against the U.S. dollar, expressed as units of the Mexican peso per one U.S. dollar, for settlement in two business days, as determined by the calculation agent by reference to the exchange rate reported by the W.M. Company which appears on Reuters Page "WMRSPOT05" (or any successor page) on the relevant date of calculation.

Initial Rate:.......................The Spot Rate for the Underlying Currency on the Trade Date
Final Rate:.........................For any Observation Date other than the last Observation Date, the Spot Rate for the Underlying Currency on such Observation Date.
For the last Observation Date, the arithmetic average of the Spot Rates for the Underlying Currency on each of the five Averaging Dates.

Trade Date:.......................January 31, 2014
Settlement Date:...............February 5, 2014
Averaging Dates:..............February 6, 2015, February 9, 2015, February 10, 2015, February 11, 2015, and February 12, 2015
Maturity Date:...................February 18, 2015
Fees and Commissions:....JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the securities and will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1928ZZ.

The Issuer's estimated value of the securities on the Trade Date is approximately $960.00 to $990.00 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Securities" in the accompanying term sheet No. 1928ZZ for additional information.

For more information regarding this offering, please refer to the term sheet No. 1928ZZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010314000489/dp43406_fwp-1928zz.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity
If the securities are not automatically called, for every $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Currency Performance, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call
Observation Dates	Expected Call Settlement Dates	Call Premium	Call Payment (per $1,000 Face Amount)
April 30, 2014	May 5, 2014	3.65%	$1,036.50
July 31, 2014	August 5, 2014	7.30%	$1,073.00
October 31, 2014	November 5, 2014	10.95%	$1,109.50
February 12, 2015 (final Averaging Date)	February 18, 2015 (Maturity Date)	14.60%	$1,146.00

Hypothetical Payments at Maturity
The hypothetical returns set forth below assume $1,000 of Face Amount of securities, a hypothetical Initial Rate of 10.00 and that the securities are not automatically called.
Final Rate	Currency Performance	Payment at Maturity	Return on the Securities at Maturity
20.00	50.00%	N/A	N/A
16.67	40.00%	N/A	N/A
14.29	30.00%	N/A	N/A
12.50	20.00%	N/A	N/A
11.11	10.00%	N/A	N/A
10.00	0.00%	N/A	N/A
9.52	-5.00%	$1,000.00	0.00%
9.09	-10.00%	$1,000.00	0.00%
8.33	-20.00%	$800.00	-20.00%
7.69	-30.00%	$700.00	-30.00%
7.41	-35.00%	$650.00	-35.00%
7.14	-40.00%	$600.00	-40.00%
6.25	-60.00%	$400.00	-60.00%
5.56	-80.00%	$200.00	-80.00%
5.00	-100.00%	$0.00	-100.00%
4.76	-110.00%	$0.00	-100.00%

 N/A:  Not applicable because the securities will be automatically called if the Currency Performance is greater than or equal to zero on the last Observation Date.

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — The securities do not guarantee any return of your investment.  The return on the securities at maturity is linked to the performance of the Mexican peso relative to the Japanese yen and will depend on whether the securities are automatically called, and if the securities are not called, on the Currency Performance. If the securities are not automatically called, you will not receive a positive return on the securities.  Moreover, if the securities are not automatically called and the Currency Performance for the last Observation Date, calculated as set forth herein, is less than -10.00%, your investment will be fully exposed to the negative Currency Performance, and you will lose 1.00% of your investment for every 1.00% of the negative Currency Performance. In this scenario, you will lose a significant portion or all of your investment in the securities. Because the Currency Performance is calculated by dividing the difference between the Final Rate and the Initial Rate by the Final Rate, you will lose all of your investment if the Final Rate is equal to or less than 50.00% of the Initial Rate. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

THE MAXIMUM RETURN TO THE SECURITIES IS LIMITED TO THE CALL PREMIUM — The appreciation potential of the securities is limited to the pre-specified Call Premium on the relevant Observation Date, regardless of the performance of the Underlying Currency. In addition, since the securities could be called as early as the first Observation Date, the term of your investment could be as short as three months, and your return on the securities would be less than what you would receive if the securities were called on a later Observation Date.  If the securities are not automatically called, you will not realize a positive return on the securities, and you may lose up to 100% of your initial investment if the Currency Performance is less than -10.00%.

REINVESTMENT RISK — If your securities are called early, the term of the securities may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

THE SECURITIES DO NOT PAY COUPONS — Unlike ordinary debt securities, the securities do not pay coupons and do not guarantee any return of the initial investment at maturity.

THE SECURITIES ARE SUBJECT TO OUR CREDITWORTHINESS — The securities are senior unsecured obligations of the Issuer, Deutsche Bank AG, and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking our credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.

THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities.  The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect.  If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models.  This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

THE METHOD OF CALCULATING THE CURRENCY PERFORMANCE WILL DIMINISH ANY UNDERLYING CURRENCY APPRECIATION AND MAGNIFY ANY UNDERLYING CURRENCY DEPRECIATION RELATIVE TO THE REFERENCE CURRENCY — The Currency Performance for the Underlying Currency is calculated by dividing the difference between the Final Rate and the Initial Rate by the Final Rate. However, another way to calculate the return of the Underlying Currency relative to the Reference Currency is to calculate the return that would be achieved by converting Japanese yen into Mexican pesos at the Initial Rate on the Trade Date and then on the relevant Observation Date, converting back into Japanese yen at the Final Rate (which we refer to as a conversion return). The conversion return is calculated by dividing the difference between the Final Rate and the Initial Rate by the Initial Rate. Under the calculation method of the Currency Performance, the denominator of the fraction will always be smaller than in a conversion return equation if the Underlying Currency depreciates relative to the Reference Currency and greater than a conversion return equation if the Reference Currency appreciates relative to the Underlying Currency. As a result, any Underlying Currency appreciation relative to the Reference Currency will be diminished, while any Underlying Currency depreciation relative to the Reference Currency will be magnified, as compared to the conversion return. For example, assuming the Initial Rate of the Underlying Currency relative to the Reference Currency is 10, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to increase (meaning the Underlying Currency appreciates relative to the Reference Currency) to a Final Rate of 11.11, the Currency Performance would be 10.00%. However, the conversion return for a Final Rate of 11.11 would have been 11.11%. Conversely, if the Spot Rate for the Underlying Currency relative to the Reference Currency were to decrease (meaning the Underlying Currency depreciates relative to the Reference Currency) to a Final Rate of 9.09, the Currency Performance, would be -10.00%. However, the conversion return for a Final Rate of 9.09 would have been only -9.09%.

INVESTING IN THE SECURITIES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE UNDERLYING CURRENCY — You may receive a lower payment in respect of the securities than you would have received if you had made a direct, uncapped investment in the Underlying Currency. The Currency Performance for the Underlying Currency is based upon the formula set forth above. The Currency Performance is dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

THE SECURITIES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — Investors in the securities will be exposed to currency exchange rate risk with respect to the Underlying Currency and the Reference Currency. The Currency Performance will depend on the extent to which the Underlying Currency strengthens or weakens against the Reference Currency, calculated based on the respective exchange rates of the Underlying Currency and the Reference Currency against the U.S. dollar. Foreign currency exchange rates vary over time, and may vary considerably during the term of the securities. Changes in foreign currency exchange rates result from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s country and economic and political developments in the Reference Currency’s country. Additionally, the volatility of the currency exchange rates between the Underlying Currency and the Reference Currency, between the Underlying Currency and the U.S. dollar and between the Reference Currency and the U.S. dollar could affect the value of the securities.

Of particular importance to currency exchange rate risk are:  existing and expected rates of inflation; existing and expected interest rate levels; political, civil or military unrest; the balance of payments in Mexico, Japan and the U.S.; and the extent of governmental surpluses or deficits in Mexico, Japan and the U.S. All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Mexico, Japan, the U.S. and other countries important to international trade and finance.

CURRENCY MARKETS MAY BE VOLATILE — The securities are linked to the performance of the Mexican peso, as Underlying Currency, relative to the Japanese yen, as Reference Currency, and investors should consider factors that could affect the Underlying Currency or the Reference Currency during the term of the securities. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency risks include, but are not limited to, convertibility risk, market volatility and the potential impact of actions taken by governments, which may include the regulation of exchange rates or foreign investments, the imposition of taxes, the issuance of new currency to replace an existing currency or the evaluation or revaluation of a currency. These factors may affect the Spot Rate and, therefore, the value of your securities in varying ways.

THE SECURITIES ARE SUBJECT TO EMERGING MARKETS RISK — The Underlying Currency is the currency of an emerging market country. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the securities and the return on the securities.

LEGAL AND REGULATORY RISKS — Legal and regulatory changes could adversely affect currency exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Underlying Currency and/or the Reference Currency and, consequently, the value of and return on the securities.

THE SECURITIES ARE LINKED TO THE PERFORMANCE OF A SINGLE CURRENCY RELATIVE TO A SINGLE CURRENCY AND THEREFORE EXPOSE YOU TO SIGNIFICANT NON-DIVERSIFIED CURRENCY RISK — Your investment in the securities is subject to the risk of significant fluctuations in the performance of a single currency, the Mexican peso, relative to a single currency, the Japanese yen. Because the securities are linked to a single currency as opposed to a basket of currencies, adverse movements in the exchange rate of the Underlying Currency relative to the Reference Currency will not be offset or moderated by potentially favorable movements in the exchange rates of other currencies as if the securities were linked to a currency basket.

THE RECENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others, with sudden and severely adverse consequences to the currencies of those regions.  In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies.  Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the Reference Currency.  Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the performance of the Underlying Currency relative to the Reference Currency and the value of the securities.

IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE SECURITIES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on an Observation Date would likely have an adverse effect on the Final Rate, and therefore, reduce the likelihood the securities are automatically called and/or adversely affect the return on your securities. Limited liquidity relating to the Underlying Currency and/or the Reference Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Currency Performance using its normal means. The resulting discretion by the calculation agent in determining the Currency Performance could, in turn, result in potential conflicts of interest.

SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE UNDERLYING CURRENCY AND/OR THE REFERENCE CURRENCY MAY ADVERSELY AFFECT THE VALUE OF THE SECURITIES — The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rate of the Underlying Currency and the Reference Currency and, therefore, the value of the securities.

THE PAYMENT FORMULA FOR THE SECURITIES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE UNDERLYING CURRENCY AND/OR THE REFERENCE CURRENCY — Changes in the Underlying Currency and/or the Reference Currency during the term of the securities before the relevant Observation Date or Averaging Dates, as applicable, will not be reflected in the calculation of the Payment at Maturity or in determining whether the securities will be automatically called.  The Currency Performance will be calculated only as of the relevant Observation Date, and will be based on the Final Rate. As a result, the Currency Performance may be less than zero even if the Underlying Currency and/or the Reference Currency had moved favorably at certain times during the term of the securities before moving to an unfavorable level on the relevant Observation Date.

HISTORICAL PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE UNDERLYING CURRENCY RELATIVE TO THE REFERENCE CURRENCY DURING THE TERM OF THE SECURITIES — It is impossible to predict whether the Spot Rate of the Underlying Currency will rise or fall.  The actual performance of the Underlying Currency relative to the Reference Currency over the term of the securities may bear little relation to the historical exchange rates of the Underlying Currency relative to the Reference Currency and may bear little relation to the hypothetical return examples set forth elsewhere in this fact sheet.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER'S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of your securities, the Issuer's estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer's estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time.  Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer's estimated value of the securities on the Trade Date.  Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately three months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer's estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you.  The securities are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your securities to maturity.

MARKET DISRUPTIONS AND GOVERNMENT ACTIONS, INCLUDING THOSE SPECIFICALLY AFFECTING DEUTSCHE BANK AG, MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that a Market Disruption Event (as defined in the product supplement accompanying term sheet No. 1928ZZ) has occurred, which may include without limitation: a general inconvertibility event that generally makes it impossible to convert the Underlying Currency into the Reference Currency through customary legal channels; a general non-transferability event that generally makes it impossible (a) to deliver the Reference Currency from accounts inside the Underlying Currency’s home country to accounts outside the Underlying Currency’s home country, or (b) to deliver the Underlying Currency between accounts inside the Underlying Currency’s home country or to a party that is a non-resident of the Underlying Currency’s home country; a default or other similar event with respect to any security or indebtedness of, or guaranteed by, any governmental authority of the Underlying Currency’s home country; any change in the laws or regulations, or official interpretations of such, in the Underlying Currency’s home country; any nationalization or other action by a relevant governmental authority that deprives Deutsche Bank AG or any of its affiliates of all or substantially all of its assets in the Underlying Currency’s home country; or the inability by Deutsche Bank AG or any of its affiliates, after using commercially reasonable efforts, to acquire, establish, re-establish, substitute, maintain, unwind or dispose of any hedge position relating to the securities.

Upon the occurrence of one of these events, or another event that is included as a Market Disruption Event, it is possible that the relevant Observation Date, Call Settlement Date, Averaging Dates and the Maturity Date may be postponed. It is also possible that, upon the occurrence of any of these events, the calculation agent will determine the Spot Rate as set forth under “Description of Securities — Adjustments to Valuation Dates and Payment Dates” in the product supplement accompanying term sheet No. 1928ZZ and such Spot Rate may differ substantially from the Spot Rate calculated based on the published exchange rate of the Underlying Currency in the absence of such events. As a result, any such Market Disruption Event may adversely affect your return. If the securities are not automatically called, the amount you receive at maturity may be less or significantly less than your initial investment and may be zero.

LACK OF LIQUIDITY — The securities will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE SECURITIES — While we expect that, generally, the Spot Rate for the Underlying Currency against the Reference Currency on any day will affect the value of the securities more than any other single factor, the value of the securities will also be affected by a number of other factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE FOREIGN EXCHANGE AND CURRENCY DERIVATIVE MARKET MAY AFFECT THE VALUE OF THE SECURITIES — We or one or more of our affiliates expect to hedge our foreign currency exposure from the securities by entering into foreign exchange and currency derivative transactions, such as over-the-counter options or exchange traded instruments. Such trading and hedging activities may affect the Spot Rate and make it less likely that you will receive a positive return on your investment in the securities. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the securities declines. We or our affiliates may also engage in trading in instruments linked to the Underlying Currency and/or the Reference Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Underlying Currency and/or the Reference Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

WE, OUR AFFILIATES OR OUR AGENTS, OR JPMORGAN CHASE & CO. OR ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE VALUE OF THE UNDERLYING CURRENCY TO WHICH THE SECURITIES ARE LINKED OR THE VALUE OF THE SECURITIES — We, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may publish research from time to time on financial markets and other matters that could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, our affiliates or our agents, or JPMorgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying Currency to which the securities are linked.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these duties, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities.

The calculation agent will determine, among other things, the Final Rate, the Currency Performance and the amount that Deutsche Bank AG will pay you on the securities. The calculation agent also maintains some discretion as to how the calculations are made, in particular if the USD/JPY Spot Rate or the USD/MXN Spot Rate is not available on an Observation Date and/or the Averaging Dates. The calculation agent will also be responsible for determining whether a Market Disruption Event has occurred. The determination of a Market Disruption Event by the calculation agent could adversely affect the amount of payment you receive on the securities.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — In determining our tax reporting responsibilities, if any, with respect to the securities, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If the securities are treated as prepaid financial contracts that are not debt, you should not recognize taxable income or loss prior to the taxable disposition of your securities (including at maturity or pursuant to a call). However, significant aspects of the tax treatment of the securities are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could differ materially and adversely from those described briefly above. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying term sheet No. 1928ZZ entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying term sheet entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the product supplement accompanying term sheet No. 1928ZZ for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1928ZZ  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, term sheet No. 1928ZZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of,

or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.